

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

Via E-mail
Mr. Charles Main
Chief Financial Officer
Yamana Gold Inc.
200 Bay Street
Royal Bank Plaza, North Tower, Suite 2200
Toronto, ON M5J 2J3
Canada

> **Re:** **Yamana Gold Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Response dated July 31, 2012**
> **File No. 001-31880**

Dear Mr. Main:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.3 – Notes to Consolidated Financial Statements

Note 3 – Significant Accounting Policies

(d) – Property, Plant and Equipment, page 10

ii. Exploration, Evaluation Assets and Depletable Producing Properties, page 11

1. We note from your response to our prior comment 2 that under IFRS and previously under Canadian GAAP, "mining properties and the amortization of preproduction and development costs are depleted over the life of the mine using the unit-of-production method based on

proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves." Please address the following:

a. Tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of mineralization expected to be classified as reserves, and tell us whether there have been any changes to your policy; and

b. Explain to us in sufficient detail the basis for your conclusion to include measured, indicated and inferred resources in your depletion base under IFRS as we are not in a position to agree that it is appropriate to include mineralization expected to be classified as reserves in your depreciable base. In your response, also tell us how you considered the following factors for each type of resource in assessing the probability that such resources will be converted into reserves:

- Your history of converting resources into reserves;
- The reasons for not undertaking the additional work to convert resources into reserves;
- The type of deposit(s);
- The closeness of the scheduled start of the work to convert resources into reserves;
- The variations in the chemical or physical characteristics of the ore body, which may significantly affect whether it is economically viable to extract and process resources;
- Your preliminary assessment of the net present value of the resources and the sensitivity of that assessment to changes in key variables (e.g., commodity prices); and
- The extent to which the resource is currently accessible or will require additional costs to access the resource.

iii. Assets Under Construction, page 11

2. It appears from your response to our prior comment 3 that in assessing when a mine has reached commercial production you are looking to whether the mine has reached the minimum level of a self-sustained unit capable of operating as a going concern which would include positive cash flows. Your response does not appear to address your accounting basis for including profitability as a factor in determining the commencement of commercial production, therefore it is being reissued. Please explain in greater detail how your accounting policy, which appears to rely on reaching certain levels of profitability, complies with paragraphs 17(e), 20 and 21 of IAS 16. We note that IAS 16 appears to focus on the ability of the asset to function properly rather than for it to function at a level that meets management's profitability targets.

<u>Other</u>

3. Please provide a written statement from <u>the company</u> acknowledging that:
    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining